Mail Stop 0306

April 22, 2005



Via U.S. Mail and Fax

Ms. Nancy H. Handel
Senior Vice President and Chief Financial Officer
Applied Materials, Inc.
3050 Bowers Avenue
P.O. Box 58039
Santa Clara, CA 95052

	Re:	Applied Materials, Inc.
		Form 8-K dated February 15, 2005
Filed February 15, 2005
      File No. 000-06920


Dear Ms. Handel:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 8-K dated  February 15, 2005
1. We note that you present non-GAAP measures in the form of a Supplemental Consolidated Condensed Statement of Operations - Ongoing
Basis. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP restructuring, asset impairments and other charges, non-GAAP income from operations, non-
GAAP income before income taxes, non-GAAP provision for income taxes, non-GAAP net income and non-GAAP EPS which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of
Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph
(e)(1)(i)
of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the
Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for each non-
GAAP measure presented and an explanation of why you believe the measures provide useful information to investors.
In future filings, to eliminate investor confusion please remove the
Supplemental Consolidated Condensed Statement of Operations -
Ongoing
Basis and disclose only those non-GAAP measures used by management with the appropriate reconciliations and disclosures.
Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K and Question 8 of the FAQ for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. The revised disclosure should clarify the reference to the supplemental results on an "ongoing basis" and include a discussion, in sufficient detail, of the following for each non-GAAP measure:
* The substantive reasons why management believes each non-GAAP measure provides useful information to investors;
* The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use each measure; and
* The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Lynn Dicker, Staff Accountant, at (202) 824-5264 or me at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.



					Sincerely,



					Brian Cascio
					Accounting Branch Chief
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Ms. Nancy H. Handel
Applied Materials, Inc.
April 22, 2005
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